FOR IMMEDIATE RELEASE

For additional information:
Judith Inosanto 212.454.7304, Media
Patricia M. Rosch 212.454.2123, Investors


     The Brazil Fund, Inc. Authorizes Major Stock Repurchase Offers and Fee
                                   Reduction

         NEW YORK, December 15 - The Board of Directors of The Brazil Fund, Inc. (NYSE: BZF) today approved a series of measures designed to enhance shareholder value and to maintain the Fund's viability:
         -an offer to repurchase 50% of the Fund's outstanding shares in exchange for portfolio securities of the Fund;
         -a program for future repurchase offers; and -a reduction in the fee paid to the Fund's manager, Deutsche Investment
Management Americas Inc.

         The initial offer would be to repurchase 50% of the Fund's outstanding shares at a price of 98% of net asset value on the day after the expiration of the offer. Shareholders exchanging their shares in the offer would receive a pro rata share of the Fund's portfolio. Shareholders exchanging their shares in the offer would receive a pro rata share of the Fund's portfolio. Shareholders may sell their share of portfolio securities and receive the cash proceeds.

         Launching of the offer would be conditioned on receipt of a ruling from the Internal Revenue Service that the Fund would not recognize gain as a result of distributing appreciated property to participating shareholders. The offer would also be conditioned on approvals by the SEC and by regulators in Brazil.

         The board also approved making semi-annual offers, each to repurchase 5% of the Fund's shares then outstanding, at a price of 98% of net asset value on the day after expiration of the offer, in the three calendar years following completion of the initial offer. As with the initial offer, participating holders would be paid in kind, by receiving a pro rata share of the Fund's portfolio. Each of these subsequent offers would be made, subject to regulatory approvals, fiduciary and other applicable requirements, if the Fund's shares traded on the New York Stock Exchange at an average weekly discount from net asset value greater than 5% during a 13-week measuring period ending the last day of the preceding half-year.

         The board also announced a reduction, effective December 1, 2004, in the fees payable to the Fund's manager. Previously, the annual management fee had ranged from 1.20% on the first $250 million of net assets to 0.90% of net assets over $500 million. Under the amended advisory agreement, the management fee ranges from 0.60% on the first $250 million of net assets to 0.50% of net assets in excess of $1 billion. On the Fund's current assets, this represents an overall reduction of approximately 45% in the management fee.

         Mr. Callander stated: "The board of directors of The Brazil Fund, which consists entirely of independent directors who have no affiliation with the manager, has taken full account of the results of the Fund's annual meeting in July, in which a majority of the votes cast were withheld from voting for the Fund's two director candidates. We have also considered the views expressed by stockholders. Our goal is to do what is best for the Fund and its stockholders - bearing in mind both the desires of some stockholders for liquidity and the Fund's record of success in achieving its objective of long-term capital appreciation through investing in Brazilian securities."

         "The board continues to believe that the Fund's closed-end structure is in the best interests of stockholders because, under current market conditions, including the emerging nature of the Brazilian capital markets and the volatility and limited liquidity of many of the Fund's holdings, the board believes that the Fund is best able to achieve its investment objective as a closed-end fund."

         There can be no assurance that the approvals needed for the repurchase offers will be obtained, or that any action proposed or adopted by the board will reduce or eliminate the discount from net asset value at which the Fund's shares trade. This announcement is not an offer to purchase or the solicitation of an offer to sell shares of the Fund. The repurchase offer[s] referred to in this announcement will be made only by the offer to purchase and related letter of transmittal. Stockholders should review these documents carefully when they are available, because they will contain important information. These documents will be available to investors for free at the website of the Securities and Exchange Commission (www.sec.gov), as well as on the Fund's website at cef.scudder.com. An offer to purchase will not be made to, nor will tenders pursuant to the offer to purchase be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer to purchase would violate the jurisdiction's laws.

         Investment in funds involves risks. The Fund focuses its investments in Brazil, thereby increasing its vulnerability to developments in that country. Investing in foreign securities presents certain unique risks not associated with domestic investments, such as currency fluctuation and political and economic changes and market risks. This may result in greater share price volatility. The price of the Fund's shares in determined by a number of factors, several of which are beyond the Fund's control. Therefore, the Fund cannot predict the relationship between the price at which the Fund's shares will trade and the net asset value of the Fund's shares.

         This release is not a prospectus, circular or representation intended for use in the purchase or sale of Fund shares.


         Fund shares are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Fund shares involve investment risk, including possible loss of principal.





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